Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on June 20, 2023.

Stratasys Files Preliminary Form F-4 and Additional Revenue and EBITDA Estimates for Superior Value Combination with Desktop Metal

Transaction Will Form Additive Manufacturing Leader with Comprehensive Offering, Combining the Most Advanced Metal Manufacturing Solution with Most Comprehensive Polymer and Operational Capabilities

Combined Company Expected to Generate More Than $1.6 Billion of Revenue and More Than $300 Million of EBITDA in 2026 at Base Case

Stratasys to Host Conference Call to Discuss Desktop Metal Combination and Unsolicited 3D Systems Proposal Today at 10:30 A.M. ET

Stratasys Board Urges Stratasys Shareholders NOT to Tender Shares AND to File a Notice of Objection to Nano Dimension’s Unsolicited, Inadequate and Coercive Partial Tender Offer

MINNEAPOLIS & REHOVOT, Israel – June 20, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today filed a preliminary Form F-4 with the U.S. Securities and Exchange Commission and certain revenue and EBITDA estimates for its proposed combination with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”), which will create a next-generation additive manufacturing company with enhanced growth and profitability. The Desktop Metal transaction will advance Stratasys’ strategy of leading additive manufacturing into mass production. The estimates, and additional information on the compelling benefits of the transaction, are included in an investor presentation that is available at investors.stratasys.com and www.NextGenerationAM.com.

Highlights of the investor presentation include:

●	Metal Technology Gives Combined Company Comprehensive Solutions Offering: Stratasys’ mission to lead additive manufacturing into mass production will be accelerated by having a leading metal manufacturing solution alongside its robust polymer offering. Stratasys has been interacting with Desktop Metal for eight years and began reviewing its metals technology more than two years ago. After extensive analysis of the metal landscape, Stratasys believes Desktop Metal has the best and most advanced technology for metal mass production. With low cost per part, a diversified product offering and superior consistency and reliability, Desktop Metal’s binder jetting offering fulfills key requirements for manufacturing. With Desktop Metal’s high-growth metals portfolio, Stratasys’ total addressable market for manufacturing is expected to double by 2027.

●	Financial Estimates Reflect Base Case of Revenue and EBITDA for Combined Company Used by the Stratasys Board in Evaluating Desktop Metal: The combination creates an at-scale growth additive manufacturing company that is expected to generate more than $1.6 billion of revenue and more than $300 million of EBITDA in 2026 at base case, for a 20% pro forma EBITDA margin. This growth reflects a top-line compound annual growth rate (“CAGR”) of 19% from 2022 to 2026, compared to an estimated 14% CAGR for standalone Stratasys over the same period. These estimates include $50 million in run-rate cost synergies and $50 million in run-rate revenue synergies expected to be fully realized by 2025. Even in the downside case, the combined company is expected to generate more than $1.4 billion of revenue and $200 million of EBITDA in 2026, for a 14% pro forma EBITDA margin. The expected synergies are in addition to Desktop Metal’s $100 million annualized cost savings plan, of which $75 million has already been captured, enabling generation of positive operating cash flow in the 12 months following the close of the combination.

●	Significant Expansion in Stratasys’ Dental Opportunity: Beyond its leading metal technology, Desktop Metal has a strong and diversified portfolio, with approximately 70% of its business consisting of leading positions across dental and digital castings verticals, and premier technology in large format industrial photopolymer. In particular, the combination significantly enhances Stratasys’ offering in the rapidly growing dental vertical, which comprises 35% of Desktop Metal’s business, and has an expected market CAGR of 30% from 2022 to 2027. Together with Stratasys’ material roadmap from its recent acquisition of Covestro’s additive manufacturing business, Desktop Metal’s chairside and lab dental solutions expand Stratasys’ dental addressable market, including through penetration of the $30 billion crown and bridges market, enhancing gross margin and generating additional recurring revenue.

●	Expansive and Complementary IP Portfolio with Robust Innovation Engine: Desktop Metal’s innovative portfolio and pipeline stands out among additive manufacturing players, with strong IP across applications. Desktop Metal continues to develop breakthrough technologies to augment its young, manufacturing-focused portfolio, with recent significant developments across metal binder jetting, binders, furnace and software technologies, among others. The combined company will have more than 3,400 active patents and pending patent applications and one of the largest R&D and engineering teams in the industry, with over 800 scientists and engineers focused on driving innovation.

●	Innovation and Growth Assets Complement Enhanced Market Access: In addition to its leading polymer capabilities and broad portfolio of technologies and solutions, Stratasys has the best operations and go-to-market capabilities in the industry. Stratasys and Desktop Metal are the two most innovative companies in additive manufacturing and will combine to form the first company covering the full manufacturing lifecycle, with enhanced market access and more than 27,000 industrial customers across industries and applications.

Under the terms of the previously announced merger agreement with Desktop Metal, Desktop Metal stockholders will receive 0.123 ordinary shares of Stratasys for each share of Desktop Metal Class A common stock. The transaction, which is expected to be completed in the fourth quarter of 2023, is subject to customary closing conditions, including the approval of Stratasys’ shareholders and Desktop Metal’s stockholders and the receipt of certain governmental and regulatory approvals.

Stratasys Board Unanimously Determines Proposal from 3D Systems Does Not Constitute a Superior Proposal to Its Agreement with Desktop Metal

In a separate release issued today, Stratasys also announced that its Board of Directors has unanimously determined that the May 30, 2023 unsolicited non-binding indicative proposal from 3D Systems Corporation (NYSE: DDD) (“3D Systems”) to acquire Stratasys does not constitute a “Superior Proposal” and does not provide a basis upon which to enter into discussions with 3D Systems pursuant to the terms of the merger agreement with Desktop Metal.

Stratasys Board Urges Shareholders NOT to Tender Shares AND to File a Notice of Objection to Nano Dimension’s Unsolicited, Inadequate and Coercive Partial Tender Offer

As previously announced, Stratasys’ Board has unanimously determined that the partial tender offer by Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano”) to acquire ordinary shares of Stratasys for $18.00 per share in cash substantially undervalues the Company and is NOT in the best interests of Stratasys shareholders.

Accordingly, the Board unanimously recommends that shareholders DO NOT tender shares to the partial offer.

The Board also urges shareholders to deliver a Notice of Objection to express opposition to the tender offer. Under Israeli tender offer rules, Nano’s tender offer will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer.

If you are a Stratasys shareholder and have not tendered any of your Stratasys ordinary shares, you can still tender your shares within the four-day mandatory offering period if the conditions to the tender offer become satisfied.

For assistance, you can contact your broker or Stratasys’ information agent, Morrow Sodali LLC (“Morrow Sodali”), toll-free at (800) 622-5200 or by email at SSYS@info.morrowsodali.com. Additional information regarding how to deliver a Notice of Objection can be found at www.NextGenerationAM.com/NanoObjection.

Conference Call, Investor Presentation and Q&A

Stratasys will host a pre-recorded audio webcast to discuss the pending combination with Desktop Metal and its determination regarding 3D Systems’ proposal today at 10:30 A.M. ET.

Stratasys has posted an accompanying presentation and Q&A on the Investor Relations section of its website and at www.NextGenerationAM.com.

The investor conference call will be available via webcast on Stratasys’ investor relations website at investors.stratasys.com or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=5HNHD1jM. The webcast will be available for six months at investors.stratasys.com or by accessing the above-provided web address.

To participate by telephone, the U.S. toll-free number is 877-524-8416 and the international dial-in is +1 412-902-1028. Investors are advised to dial into the call at least ten minutes prior to the call to register.

J.P. Morgan is acting as exclusive financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to the partial tender offer commenced by Nano Dimension Ltd. (“Nano”), including actions taken by Nano in connection with the offer, actions taken by Stratasys or its shareholders in respect of the offer and the effects of the offer on Stratasys’ businesses, or other developments involving Nano, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

This communication is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. In response to a tender offer commenced by Nano, Stratasys has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. STRATASYS SHAREHOLDERS ARE ADVISED TO READ STRATASYS’ SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Stratasys in connection with the tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Use of Non-GAAP Financial Measures

This communication contains certain forward-looking non-GAAP measures, which are based on internal forecasts and represent management’s best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of revenue, margin and EBITDA in accordance with GAAP for fiscal years 2024 and beyond. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain. All revenue, margin, EBITDA and other P&L references are non-GAAP unless specified otherwise.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Rosa Coblens

VP Sustainability, Public Relations IL & Global Internal Communications

Rosa.Coblens@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703